FUND ACCOUNTING AND ADMINISTRATION SERVICE AGREEMENT

Schedule 1
SPECIAL PROJECT FEES
(Updated December 12, 2017)

Legal & Administrative Projects

The Trust may, from time to time, request that the Administrator perform additional tasks above and beyond the general scope of its responsibilities under Appendix B herein. A non-exhaustive list of common services and their fees is included here. Additional services not listed here will be invoiced at a rate agreed to by the Trust and the Administrator.

Post Effective Rule 485a Filing	$_____
Rule 497(e) Filing	$_____
Rule 497(k) Filing (beyond annual)	$_____
Proxy and Special Shareholder Meeting	$_____
Special Meeting of the Trustees (per meeting, not per Fund)	$_____

Technology Projects

The Trust may, from time to time, request that the Administrator create or aid in the creation of specialized reports, databases, or other customized digital products. These may include, but are not limited to, additional data displayed for the Fund's Advisor or shareholders on its web portal.

Each such project will be invoiced at a rate of $____ plus $_____ per hour (beyond the first 3) worked by the Administrator's programming staff.